UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended __December 31, 2018__

[   ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to_____

Commission file number ____333-77420_____

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

**QCR Holdings
401(k)/Profit Sharing Plan**

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**QCR Holdings, Inc.
3551 Seventh Street, Suite 204
Moline, Illinois 61265**

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN

Date: June 26, 2019

By: /s/ Shellee R. Showalter
Shellee R. Showalter

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC
99.1	Financial Statements

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-116022) on Form S-8 of our report dated June 25, 2019 appearing in the annual report on Form 11-K of QCR Holdings, Inc. 401(k) Plan for the year ended December 31, 2018.

Plante + Moran, PLLC

Chicago, Illinois
June 25, 2019

QCR Holdings, Inc. 401(k)
Profit Sharing Plan

Financial Report

December 31, 2018

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Contents



Plante & Moran, PLLC
10 South Riverside Plaza
9ᵗʰ floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
QCR Holdings, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of QCR Holdings, Inc. 401(k) Plan (the "Plan") as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2018 and 2017 and the changes in its net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan's management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as the Plan's auditor since 2008.

Chicago, Illinois
June 25, 2019



QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31	
	2018	2017
Assets		
Cash - Non-interest bearing	$ -	$ 4,543
Investments at fair value	63,763,302	62,912,612
Participant notes receivable	1,010,251	673,199
Employer contribution receivable	2,132,842	1,735,175
Net Assets Available for Benefits	**$ 66,906,395**	**$ 65,325,529**

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31 2018	2017
Additions to Net Assets		
Contributions:		
Employer	$ 2,129,505	$ 1,735,175
Participant	4,426,870	3,555,819
Rollover	4,078,928	898,643
Total contributions	10,635,303	6,189,637
Investment income (loss):		
Interest and dividends	1,109,188	944,639
Net realized and unrealized (losses) gains on investments	(7,730,925)	7,391,835
Total investment income (loss)	(6,621,737)	8,336,474
Interest from participant notes receivable	40,052	32,623
Total additions	4,053,618	14,558,734
Deductions from Net Assets		
Benefits paid to participants	2,298,404	4,361,588
Administrative expenses	174,348	142,021
Total deductions	2,472,752	4,503,609
Net Increase in Net Assets Available for Benefits	1,580,866	10,055,125
Net Assets Available for Benefits		
Beginning of year	65,325,529	55,270,404
End of year	**$ 66,906,395**	**$ 65,325,529**

See Notes to Financial Statements.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Note 1 - Description of the Plan

The following description of the QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., and its subsidiaries, Quad City Bank and Trust Company, Cedar Rapids Bank and Trust Company, Rockford Bank and Trust Company, Community State Bank, Springfield First Community Bank and M2 Lease Funds, LLC, (collectively referred to as the "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may contribute up to 100 percent of their eligible compensation in the form of a salary reduction, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans in the form of a rollover contributions, including rollover contributions from the existing qualified defined contribution plans at Springfield First Community Bank which was acquired by the Company during the year.

The Company makes discretionary matching contributions equal to 100 percent of the first 3 percent of the participant's compensation deferred and 50 percent of the next 3 percent of compensation deferred. The Company's profit-sharing contribution to the Plan is discretionary and is determined annually by the board of directors. There were no discretionary profit-sharing contributions made for the years ended December 31, 2018 and 2017. Participants must complete 1,000 hours of service during the plan year and be actively employed on the last day of the plan year or have terminated employment due to death, disability, or retirement in order to be eligible for matching or profit-sharing contributions.

Participant Accounts - Each participant's account is credited with the participant's contribution and the Company's matching contribution, allocations of the Company's discretionary profit-sharing contribution, and plan earnings. Allocations of the Company's profit-sharing contribution are based on participant eligible wages. Allocations of the plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Note 1 - Description of the Plan (Continued)

Investment Options - Participants were able to select from various investments, including mutual funds, a common collective trust fund, and QCR Holdings, Inc. common stock, during the years ended December 31, 2018 and 2017. All contributions are allocated according to the participants' investment directions.

Vesting - Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's discretionary matching contribution, discretionary profit-sharing contribution, and earnings thereon is based on years of service. Vesting is based on years of continuous service beginning at 20 percent after 1 year of service and increasing 20 percent for each year of continuous service thereafter. A participant is 100 percent vested after 5 years of continuous service.

Participant Notes Receivable - The Plan allows eligible participants to borrow up to the lesser of one-half of their vested balance or $50,000 from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for notes receivable used to acquire a principal residence. For the years ended December 31, 2018 and 2017, interest rates were fixed at the prime rate plus 1 percent at the note inception date. Principal and interest are paid through payroll deductions.

Payment of Benefits - Upon termination of service due to death, retirement, disability, or hardship, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Involuntary distributions, in the form of rollovers, are made from terminated participant accounts with balances less than $5,000.

Forfeitures - The Company may elect to have forfeitures of terminated participants' nonvested employer match and profit-sharing portions of their accounts used to reduce future Company matching and profit-sharing contributions.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Note 1 - Description of the Plan (Continued)

Revenue Sharing - The Company has a revenue sharing agreement in place whereby fees earned by some of the mutual fund companies are shared with the Plan, which are used for the benefit of the Plan to pay administrative expenses. For the years ended December 31, 2018 and 2017, expenses to the Plan were reduced by $27,314 and $20,014, respectively, as these were paid under the revenue sharing agreement.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting.

Investment Valuation - The Plan's investments are stated at fair value. The common collective trust fund is valued at net asset value per share (or its equivalent) of the fund, which is based on the fair value of the fund underlying net assets. There were no unfunded commitments or redemption restrictions on the common collective trust fund. Shares of mutual funds and Company common stock are valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balance plus any accrued interest. Participant notes receivable are written off and considered deemed distributions in the quarter after the notes receivable become delinquent.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Certain administrative and operating expenses are paid by the Plan's sponsor.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Note 3 - Fair Value Measurement of Investments

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1 - Quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Note 3 - Fair Value Measurement of Investments (Continued)

Level 3 - Unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no transfers between levels of the fair value hierarchy during 2018 and 2017.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2018

	Total	Level 1
Mutual funds	53,855,469	53,855,469
QCR Holdings, Inc. common stock	7,980,394	7,980,394
Total investments measured at fair value	$ 61,835,863	61,835,863
Investments measured at NAV:		
Common collective trust fund	1,927,439	
Total investments at fair value	$ 63,763,302	

Assets Measured at Fair Value on a Recurring Basis at December 31, 2017

	Total	Level 1
Mutual funds	51,731,295	51,731,295
QCR Holdings, Inc. common stock	10,114,080	10,114,080
Total investments measured at fair value	$ 61,845,375	61,845,375
Investments measured at NAV:		
Common collective trust fund	1,067,237	
Total investments at fair value	$ 62,912,612	

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Note 4 - Related Party Transactions

Certain plan investments include investments in shares of the Company's common stock. For the years ended December 31, 2018 and 2017, the Plan purchased 22,771 and 12,874 shares of QCR Holdings, Inc. common stock, respectively, at a cost of $903,477 and $604,314, respectively. For the years ended December 31, 2018 and 2017, the Plan sold 10,143 and 36,149 shares of QCR Holdings, Inc. common stock, respectively, with proceeds of $443,149 and $1,671,949 respectively. At December 31, 2018 and 2017, the Plan held $7,980,394 (248,688 shares) and $10,114,080 (236,035 shares), respectively, of QCR Holdings, Inc. common stock.

In addition, the Company pays certain expenses for the Plan. These transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the accounts of all participants shall become 100 percent vested and shall be distributed to the participants or their beneficiaries.

Note 6 - Tax Status

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the Plan and the trust are designed in accordance with applicable portions of Section 401(a) of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2015.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 42-1397595, Plan Number 001
December 31, 2018

(a)	(b) Issue	(c) Description	(d) Cost	(e) Current Value
**	QCR Holdings, Inc. Stock	Common stock	*	7,980,394
	American Funds EuroPacific GR R6	Mutual fund	*	6,259,211
	Vanguard 500 Index ADM	Mutual fund	*	5,218,176
	American Funds AMCAP R6	Mutual fund	*	5,216,195
	Vanguard Windsor II Admiral	Mutual fund	*	3,922,814
	Dreyfus/The Boston Co SM/MD CP GR I	Mutual fund	*	3,383,376
	Lord Abbett Value Opp I	Mutual fund	*	2,683,883
	Vanguard Target Retirement 2035 Inv	Mutual fund	*	2,618,132
	Vanguard Target Retirement 2025 Inv	Mutual fund	*	2,569,422
	Prudential Absolute Return Bond Z	Mutual fund	*	2,537,702
	Oppenheimer Dev Markets I	Mutual fund	*	2,187,078
	Western Asset Core Plus Bond I	Mutual fund	*	2,095,452
	Vanguard Target Retirement 2050 Inv	Mutual fund	*	1,601,022
	Templeton Global Bond R6	Mutual fund	*	1,548,736
	Vanguard Small Cap Index ADM	Mutual fund	*	1,445,463
	Vanguard Total Stock Mkt Index ADM	Mutual fund	*	1,405,862
	American Funds Capital World G/I R6	Mutual fund	*	1,358,129
	Vanguard Target Retirement 2040 Inv	Mutual fund	*	1,319,633
	Vanguard Target Retirement 2015 Inv	Mutual fund	*	1,160,972
	Vanguard Mid Cap Index ADM	Mutual fund	*	1,154,914
	Vanguard Target Retirement 2045 Inv	Mutual fund	*	1,143,367
	DFA Intl Small Cap Value Port	Mutual fund	*	937,522
	Vanguard Target Retirement 2030 Inv	Mutual fund	*	892,465
	Vanguard Target Retirement 2020 Inv	Mutual fund	*	505,948
	Vanguard Target Retirement Income Inv	Mutual fund	*	203,030
	Vanguard Target Retirement 2055 Inv	Mutual fund	*	149,294
	Vanguard Target Retirement 2060 Inv	Mutual fund	*	125,747
	T. Rowe Price Personal Strat Gr I	Mutual fund	*	97,314
	Vanguard Target Retirement 2065 Inv	Mutual fund	*	57,141
	T. Rowe Price Personal Strat Bal I	Mutual fund	*	56,609
	T. Rowe Price Personal Strat Inc I	Mutual fund	*	860
	Key Bank EB Managed GIC Fund	Common collective trust fund	*	1,927,439
		Subtotal		**63,763,302**
	Participant notes receivable	bearing interest at rates of 4.25% to 6.50%	-	1,010,251
		Total		**$ 64,773,553**

* Cost information not required for participant-directed investments
** Party-in-interest, as defined by ERISA